MJP International Ltd.
2806, 505 - 6th Street SW,
Calgary, Alberta,
Canada T2P 1X5.
Telephone: (403) 237 – 8330

July 23, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Larry Spirgel
Assistant Director

Dear Sirs:

Re:	MJP International Ltd. (“the Company”)
Registration Statement on Form S-1
File No. 333-188152
Filed April 26, 2013

We write in response to your letter to the Company dated May 20, 2013 regarding the Company’s Registration Statement on Form S-1. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.

We note that you are registering a significant number of your outstanding shares (not held by affiliates) for resale. Due to the significant number of unaffiliated shares being registered, the involvement of affiliates in the offering and the timing of the underlying private placement it appears that this may be an indirect primary offering by the company. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). You must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters.

Response: We have updated the registration statement as requested.

2.

Please tell us why there are not combined financial statements presented for MJP Holdings Ltd. and MJP International Ltd. for the period from July 1, 2012 to December 31, 2012. It appears that as a result of the merger transaction between MJP Holdings Ltd. and MJP Lighting Solutions Ltd. on Nov. 20, 2012, and the subsequent merger of this combined entity into MJP International Ltd. that combined unaudited financial statements should be presented for these three entities for all period subsequent to June 30, 2012. We note that you disclose the business combination between MJP Holdings Ltd, and MJP Lighting Solutions Ltd. as entities under common control in accordance with ASC 805-50.

Response: The registration statement has been updated to include the consolidated financial statements of MJP International Ltd., MJP Lighting Solutions Ltd. and MJP Holdings Ltd. for the period from July 1, 2012 to March 31, 2013.

3.	As applicable, please update your financial statements and related sections under Rule 8-08 of Regulation S-X.

Response: We have updated the financial statements as requested.

Prospectus Cover Page

4.	Please highlight the cross-reference to the risk factors section by prominent type or in another matter. Refer to Item 501(b)(5) of Regulation S-K.

Response: We have updated the registration statement as requested.

Prospectus Summary, page 5

5.	Revise to briefly describe the nature of your business.

Response: We have updated the registration statement as requested.

Emerging Growth Company, page 7

6.	Consider describing the extent to which any of the exemptions described here are available to you as a Smaller Reporting Company.

Response: We have updated the registration statement as requested.

7.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering.

Response: The Company has had no written communications with any potential investors and has not prepared or published (or caused to be prepared or published) any research reports in relation to the offering. No person has been authorized to communicate any information in relation to the offering on behalf of the Company.

Risk Factors, page 7

8. Please add risk factors that address the additional costs you expect to incur as a reporting company and, if accurate, the fact that your officers and directors have no experience running a public company. Please also address the costs you will incur as a public company within your MD&A.

Response: We have updated the registration statement as requested.

Risks Associate with Our Business, page 8

We may not be able to compete effectively against other companies that have existed for a longer period… page 9

9.	Revise to disclose whether you intend to establish an Internet presence and to explain what you mean by “compete in the auction industry.”

Response: We have updated the registration statement as requested. The reference to the “auction industry” was a clerical error and has been deleted.

Selling Security Holders, page 14

10.

Footnote 4 to the Selling Security Holders table lists Allen Chan as a founder of the company. Please describe Mr. Chan’s current relationship to the company. If Mr. Chan is considered a promoter, provide Item 401 and 404 of Regulation S-K disclosure.

Response: Alan Chan acts as a consultant to the Company. Starting in January, 2013, through is personal company, Mr. Chan provides administration services to the company based on a monthly fee of $1,750.00. We have updated the registration statement to include the requested disclosure pursuant to Items 401 and 404.

Plan Of Distribution, page 19

11.	Please cite Section 2(a)(11) in your reference to underwriters under the Securities Act and not 2(11).

Response: We have updated the registration statement as requested.

Description Of Business, page 24

12.

Provide us with copies of any industry analysis that you cite or upon which you rely throughout this section. For example, provide us with copies of the footnoted information. Please highlight the specific portions that you are relying upon so that we can reference them easily.

Response: We have delivered the requested information concurrently with our response, including the industry papers entitled “Lighting the Clean Revolution” and “Lighting the Way”. We have removed other citations due to the high cost of obtaining copies of the analysis and generic nature of the information cited. We have also included a consolidated list of the footnotes included in the registration statement.

Our company and Our Business, page 24

13.

Substantiate or remove your reference to “the largely untapped North American market for LED lighting” on page 24 and the statement that your suppliers offer “top of the line products that rise above competitions” on page 27.

Response: We have removed the references in question.

14.

Revise to explain the benefit of your office in Guangzhou, China, given that you have no current employees and that your executive offices are located in Canada. Make clear what aspects of your business are run out of the China office and who works out of that office.

Response: We have updated the registration statement as requested.

15.	Disclose the material terms of your Letter of Authorization from Gysun Opto-Electronic Co. Ltd.

Response: We have updated the registration statement as requested.

MJP International’s LED Products, page 26

16.

You state that you “intend to distribute a number of products” and that “[t]here are several categories of LED lighting products that [you] would like to distribute.” We also note the statement on page 30 that “MJP aims to be a distributor...” and the characterization of “End Users” as “potential clients.” Revise to clearly explain the extent of your current operations. Clarify what products you currently distribute and to whom as well as the number of suppliers that you have relationships with.

Response: We have updated the registration statement as requested.

Market Segmentation, page 30

17.

Disclose how you interact with each of the constituencies described. Make clear how your operations fit into an end customer’s need for lighting solutions, from whom you typically receive payment for your services and how that payment is determined.

Response: We have updated the registration statement as requested.

Employees, page 31

18.

Disclose why your officers provide their services as consultants instead of as employees. Quantify the number of individuals you currently contract with to provide services. Disclose any and all risks associated with your use of consulting agreements as opposed to employment arrangements within the Risk Factors section.

Response: We have updated the registration statement as requested.

Intellectual Property, page 33

19.	Please disclose what if any protection common law trademark rights provide for your trade names.

Response: We have updated the registration statement as requested.

Financial Statements, page 34

20.

Please tell us why the audited financial statements of MJP Holding Ltd. are presented instead of the audited consolidated financial statements of MJP Lighting Solutions Ltd. In addition, please tell us why the unaudited financial statements of MJP Lighting Solutions Ltd. for the period July 1, 2012 through December 10, 2012 are not presented.

Response: The reason that we presented audited financial statements for the years ended June 30, 2012 and 2011 of MJP Holdings Ltd. (“MJP Holdings”) instead of MJP Lighting Solutions Ltd. (“MJP Lighting”) is that MJP Lighting had only acquired MJP Holdings on November 20, 2012. It was planned that MJP Holdings was to remain as a wholly-owned subsidiary of MJP Lighting. However, when MJP International acquired MJP Lighting on December 10, 2012, it was decided that, in order to simplify our organizational structure, both MJP Holdings and MJP Lighting would become direct subsidiaries of MJP International.

The updated consolidated statements for the period from July 1, 2012 to March 31, 2013 that now include the information of MJP Holdings from July 1, 2012.

21.	Please revise to present comprehensive income (loss) pursuant to ASU 2011-05 and ASU 2011- 12. We note your disclosures in Note 2, Recent Accounting Pronouncements, on page F-10.

Response: We have not yet adopted ASU 2011-05 or ASU 2011-12. Please note that the Recent accounting pronouncements indicate that those standards will be adopted effective July 1, 2012, which is subsequent to our year end.

MJP Holding Ltd. Financial Statements for Year Ended June 30, 2012, and July 19, 2010 (inception) through June 30. 2011 Balance Sheets

General, page F-2

22.

Please tell us and/or remove the blanks for signature by directors on this page. This is not a required signature page for financial statements prepared in accordance with accounting principles generally accepted in the United States.

Response: We have updated the registration statement as requested.

Common Stock, page F-2

23.	Please disclose the par value for the shares of common stock presented.

Response: We have updated the registration statement as requested.

Statement of Operations and Cash Flows (inception to date financial statements), pages F-3 and F-5

24.	Please tell us if MJD Holdings Ltd. is a development stage enterprise in accordance with ASC 915.

Response: MJP Holdings is a “development stage enterprise”. The financials have been revised accordingly.

Note 2, Income Taxes, page F-9

25.

Please provide the disclosures required for the components of current and deferred income taxes as required by ASC 720 as well as the nature of any significant reconciling temporary or permanent differences, and any deferred tax assets or liabilities at June 30, 2012 and 2011.

Response: We considered the disclosure requirements under ASC 720 and determined that, based on the activity levels of the Company, the components of deferred taxes, being predominantly non-capital loss carryforwards, were not material to the users of the financial statements. There are no current income taxes due to the loss position. We reviewed the items comprising the net loss and determine that there were no significant reconciling differences between accounting and taxable income that would be material to the users of the financial statements. On future filings we will again review the significance of the items to determine the appropariate disclosures. As such, we have not made the requested disclosures regarding this comment.

MJP International Ltd. Financial Statements for period of Oct. 24, 2012 (inception) to Dec. 31, 2012

General, pages F-12 through F-15

26.	Please properly denote the financial statements for the period ended December 31, 2012 as ‘unaudited’ on each statement.

Response: We have updated the financial statements in the registration statement as requested according to the new consolidated financials provided.

Note 1, Nature and Continuance of Operations, and Note 2, Summary of Significant Accounting Policies, Basis of Presentation, pages F-16 and F-17

27.

We note that you and MJP BVI “are under common control of a group of individuals.” Please identify each owner and their percentage ownership in you and MJP BVI before the transaction and in you after the transaction. Also, identify the relationship among the owners, if any.

Response: We have updated the financial statements in the registration statement as requested according to the new consolidated financials provided.

Note 1, Summary of Significant Accounting Policies, Income Taxes, F-20

28.

Please provide the disclosures required for the components of current and deferred income taxes as required by ASC 720 as well as the nature of any significant reconciling temporary or permanent differences, and any deferred tax assets or liabilities at December 31, 2012.

Response: We considered the disclosure requirements under ASC 720 and determined that, based on the activity levels of the Company, the components of deferred taxes (which were predominantly non-capital loss carryforwards) were not material to the users of the financial statements. There are no current income taxes due to the loss position. We reviewed the items comprising the net loss and determine that the key reconciling item is stock-based compensation which is clearly described in the Statement of Operations. On future filings we intend to re-visit the reconciling items and to supplement our disclosure as may be appropriate.

Note 3, Transaction, page F-22

29.

Please tell us why the transaction was not accounted for as a reverse acquisition. After your issuance of 12 million common shares to MJP BVI, the shareholders of MJP BVI owned 98.8% of you. Refer to your basis in the accounting literature.

Response: We considered whether this transaction was a reverse acquisition but as both MJP BVI and MJP International Ltd. were entities under common control we determined that ASC 805-50 was the guidance to follow in cases where reverse acquisitions were conducted between entities under common control.

30.	Please tell us why you are recognizing stock-based compensation expense of CAD$360,000. Refer to your basis in the accounting literature.

Response: For the acquisition of MJP BVI, MJP International Ltd. provided consideration of shares to the former shareholders of MJP BVI and, as such, we determined that this consideration was stock based compensation.

Management’s Discussion And Analysis Of Financial Position And Results Of Operations, page 35

Overview, page 35

31.	We note that you are a development stage company. Please tell us why your financial statements on pages F-12 through F-22 are not presented in accordance with ASC 915.

Response: We are a development stage enterprise as defined by ASC 915. The financial statements have been revised accordingly.

Cash Requirements, page 35

32.

Reconcile the reference to January 1, 2013 in the second sentence of this section to the tabular disclosure, which purports to show estimated expenses for the twelve month period beginning April 1, 2013. Provide details regarding how you intend to develop your LED lighting sales and distribution network and, to the extent practicable, quantify the costs of the initiatives you intend to undertake.

Response: The reference to January 1, 2013 was an error and has been amended to April 1, 2013. Further, we have updated the registration statement as requested.

33.	Disclosures on page 8 and 39 indicate that you may undertake commercial loans to finance your business. Please describe that possibility here.

Response: We have updated the registration statement as requested.

Results of Operations of MJP International LTD. for the period from October 24, 2012, (inception) to December 31, 2012, page 36

34.

Please explain how general and administrative expenses amounted to only $823.00. We note that general and administrative expenses include rent expenses and that rent expenses for your Alberta, Canada and Guangzhou, China offices amount to $1000.00 per month.

Response: We have updated the registration statement as requested.

Results of Operations of MJP Holdings LTD, for the vear ended June 30, 2012 and for the period from July 29, 2010 (inception) to June 30, 2011, page 37

35.

In each of your results of operations discussions fully explain what factors led to the results reported. Your comparison of MJP Holdings Ltd.’s results should not consist merely of a recitation of various line items from the income statement, Instead, disclose the underlying factors which led to material changes in the results reported. For example, explain why gross profit in the year ended June 30, 2012 increased nearly tenfold. As another example, explain why operating expenses as well as wages and salaries in the year ended June 30, 2012 decreased materially despite improved top line results. These are only examples. Please revise throughout these sections.

Response: We have discussed the operating results in the Management Discussion and Analysis section in the revised registration statement.

36.	Please discuss net income (loss) for each period.

Response: We have discussed the net income (loss) in the Management Discussion and Analysis section in the revised registration statement.

Liquidity and Financial Condition of MJP International as at December 31, 2012, page 37

37.	Quantify and disclose the terms of the funds due to related parties.

Response: We have updated the registration statement as requested.

Directors And Executive Officers, page 41

38.

Disclose the information required by Item 401(e) of Regulation S-K regarding the qualifications and attributes that led the company to determine that the individual should serve on the board of directors.

Response: We have updated the registration statement as requested.

Security Ownership Of Certain Beneficial Owners And Management, page 46

39.

Reconcile the statement that the table sets forth information as of January 7, 2013 with the footnote reference to April 12, 2013. Please present this information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Response: We have updated the registration statement as requested.

Certain Relationships And Related Transactions, page 47

40.

Disclose all of the information required by Item 404(d) of Regulation S-K. For example, describe your financial obligations to related parties. As another example, describe the material terms of your consulting arrangements with Messrs. Fung and Tang and the payments made to these individuals under those agreements to date. If these agreements are in writing, please file them as exhibits.

Response: We have updated the registration statement as requested.

Exhibits, page 51

41.	Please file a list of your subsidiaries as an exhibit. Refer to Item 601(b)(21) of Regulation S-K.

Response: We have updated the registration statement as requested.

Signatures, page 54

42. Please denote who is signing in the capacity of your principal financial officer. Refer to Instruction 1 to the Signatures section of Form S-1.

Response: We have updated the registration statement as requested.

Yours truly,

MJP INTERNATIONAL LTD.

Per:	/s/Tong Tang
Tong Tang
Its:	President